UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AMERICAN PHYSICIANS CAPITAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

028884104

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Mary Ann Frantz, Esq.

Miller Nash LLP

3400 U.S. Bancorp Tower

111 S.W. Fifth Avenue

Portland, Oregon 97204-3699

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028884104	SCHEDULE 13D	Page 2 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 3 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 4 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 5 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 028884104	SCHEDULE 13D	Page 6 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 028884104	SCHEDULE 13D	Page 7 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 028884104	SCHEDULE 13D	Page 8 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 028884104	SCHEDULE 13D	Page 9 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 968,976
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 968,976
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 968,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 028884104	SCHEDULE 13D	Page 10 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spencer L. Schneider
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 869
8. Shared Voting Power: 0
9. Sole Dispositive Power: 869
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 028884104	SCHEDULE 13D	Page 11 of 29

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 3,300
8. Shared Voting Power: 0
9. Sole Dispositive Power: 3,300
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .04%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 028884104	SCHEDULE 13D	Page 12 of 29

Item 1. Security and Issuer

This is the eighth amendment (this “Eighth Amendment”) to the original Schedule 13D, which was filed on November 25, 2002 (the “Original Schedule 13D”), amended on July 30, 2004 (the “First Amendment”), amended on August 6, 2004 (the “Second Amendment”), amended on August 20, 2004 (the “Third Amendment”), amended on October 6, 2004 (the “Fourth Amendment”), amended on November 12, 2004 (the "Fifth Amendment"), amended on September 19, 2007 (the "Sixth Amendment"), and amended on November 1, 2007 (the "Seventh Amendment"). This Eighth Amendment is filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership (“Stilwell Value Partners II”); Stilwell Value Partners V, L.P., a Delaware limited partnership (“Stilwell Value Partners V”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”); Stilwell Offshore Fund, a Cayman Islands company ("Stilwell Offshore"); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates; Stilwell Management LLC, a Delaware limited liability company ("Stilwell Management") and manager of Stilwell Offshore pursuant to a managing agreement; Joseph Stilwell; Spencer L. Schneider; and John Stilwell. All of the filers of this statement are collectively referred to as the “Group”.

This statement relates to the common stock, no par value (“Common Stock”), of American Physicians Capital, Inc. (“Issuer” or “ACAP”). The address of the principal executive offices of the Issuer is 1301 North Hagadorn Road, East Lansing, Michigan 48823. The amended joint filing agreement of the members of the Group is attached to this Eighth Amendment as Exhibit 10. A copy of the Power of Attorney given by Mr. Schneider to Joseph Stilwell is attached to the Original Schedule 13D as Exhibit 2. A copy of the Power of Attorney given by John Stilwell to Joseph Stilwell is attached to the Second Amendment as Exhibit 6.

Item 2.	Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates, Stilwell Partners and Stilwell Offshore, in Joseph Stilwell’s capacity as the general partner of Stilwell Partners, as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates, and as the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore.

The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004. The business address of Stilwell Offshore and Stilwell Management is 315 Clocktower Commons, Brewster, New York 10508.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

CUSIP No. 028884104	SCHEDULE 13D	Page 13 of 29

Stilwell Offshore is a company formed under the laws of the Cayman Islands engaged in the purchase and sale of securities for its own account. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates. Stilwell Management is in the business of serving as manager of Stilwell Offshore.

This statement is also filed by Spencer L. Schneider with respect to the shares of Common Stock beneficially owned by him. Mr. Schneider’s business address is 70 Lafayette Street, New York, New York 10013. Mr. Schneider is an attorney engaged in the private practice of law.

This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell’s business address is 26 Broadway, 23rd Floor, New York, New York 10004. John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell, Spencer L. Schneider, and John Stilwell are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Since the filing of the Seventh Amendment, Stilwell Offshore acquired 5,000 shares of Common Stock for an aggregate purchase price of $208,200. Such funds were provided from Stilwell Offshore's working capital and, from time to time, in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Value Partners II to acquire the 359,700 shares of Common Stock it holds in its name is 6,538,588. Such funds were provided from the working capital of Stilwell Value Partners II and, from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Value Partners V to acquire the 333,276 shares of Common Stock it holds in its name is $4,392,666. Such funds were provided from the working capital of Stilwell Value Partners V and, from time to time, in part by margin account loans from subsidiaries of JP Morgan Chase & Co. extended in the ordinary course of business.

CUSIP No. 028884104	SCHEDULE 13D	Page 14 of 29

The amount of funds expended to date by Stilwell Partners to acquire the 35,000 shares of Common Stock it holds in its name is $315,007. Such funds were provided from Stilwell Partners' working capital and, from time to time, in part by margin account loans from subsidiaries of Fidelity Brokerage Services LLC extended in the ordinary course of business.

The amount of funds expended to date by Stilwell Associates to acquire the 161,000 shares of Common Stock it holds in its name is $2,123,959. Such funds were provided from Stilwell Associates' working capital and, from time to time, in part by margin account loans from subsidiaries of JP Morgan Chase & Co. extended in the ordinary course of business.

The amount of funds expended to date by Joseph Stilwell to acquire the 75,000 shares of Common Stock he holds in his name is $891,046. Such funds were provided from personal funds and, from time to time, in part by margin account loans from subsidiaries of JP Morgan Chase & Co. extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from subsidiaries of Fidelity Brokerage Services LLC, JP Morgan Chase & Co. or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock through the assertion of shareholder rights. Members of the Group may assert shareholder rights in the future with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

Members of the Group are filing this Eighth Amendment to report that Stilwell Offshore became a member of the Group through the purchase of 5,000 shares of Common Stock on April 2, 2009.

On December 14, 2001, certain members of the Group filed a petition with the Office of Financial and Insurance Services of the State of Michigan ("OFIS") seeking permission, under the Michigan Insurance Code, to solicit proxies to elect two persons to the Board of Directors of the Issuer (the "Board"). By letter dated January 18, 2002, OFIS Commissioner Frank M. Fitzgerald, finding the petition “persuasive on the merits,” approved the petition, granting members of the Group the authority to solicit proxies without further authorization from OFIS. On January 29, 2002, Stilwell Associates noticed its intent to nominate Spencer L. Schneider and Kevin D. Padrick as directors to fill the two seats expiring at the 2002 annual shareholders meeting.

CUSIP No. 028884104	SCHEDULE 13D	Page 15 of 29

On February 20, 2002, the Issuer and members of the Group entered into the original standstill agreement whereby, among other things, the Issuer expanded its Board from six to seven seats and invited Mr. Schneider to fill that seat. Additionally, the Issuer’s Board agreed to promptly consider using its capital to repurchase 15% of the Issuer’s outstanding shares for each of 2002 and 2003. In exchange, the Group agreed, among other things, to support the Issuer’s slate of directors at the 2002 annual shareholders meeting and at all annual shareholders meetings during the three-year term of the original standstill agreement. A copy of the original standstill agreement, as amended in October 2002, is attached to the Original Schedule 13D as Exhibit 3. On May 8, 2002, at the Issuer’s annual shareholders meeting, Mr. Schneider was elected to a three-year term.

On November 6, 2003, the Issuer announced a reserve charge and that it would explore its options to maximize shareholder value -- it subsequently announced it had retained Sandler O’Neill & Partners, L.P. to assist the Board in this regard. On November 6, 2003, the Issuer also announced that it would exit from the healthcare and workers compensation businesses. On December 2, 2003, the Issuer announced that its President and Chief Executive Officer, William Cheeseman, would take early retirement on December 31, 2003. On December 23, 2003, the Issuer named R. Kevin Clinton as its new President and Chief Executive Officer. On June 24, 2004, the Issuer announced that, after a diligent and thorough review and examination, the Board determined that the best means to maximize shareholder value would be to continue to execute the Issuer’s current business strategy of shedding non-core businesses and focusing on its core business line in its core markets. On July 28, 2004, the Board extended its waiver of the limitation contained in the original standstill agreement, which otherwise prohibited members of the Group from holding or purchasing more than 5% of the outstanding shares of Common Stock.

On November 10, 2004, Joseph Stilwell joined the Board as the Group’s second director. In addition, members of the Group and the Issuer entered into the 2004 Standstill Agreement, which replaced the original standstill agreement that was set to expire on February 20, 2005. Under the 2004 Standstill Agreement, Mr. Schneider also continued as an ACAP director and both he and Joseph Stilwell were nominated by the Issuer for three-year terms on the Board at the 2005 annual shareholders meeting. In exchange, members of the Group agreed, among other things, to support the Issuer’s slate of directors at the 2005 annual shareholders meeting and thereafter until the 2004 Standstill Agreement expiration in November 2007. A copy of the 2004 Standstill Agreement is attached to the Fifth Amendment as Exhibit 8.

On September 7, 2007, OFIS approved the Group's holding in excess of 9.9% of the outstanding shares of the Issuer's Common Stock as a result of repurchases of Common Stock by the Issuer. This approval was contingent upon the Group's not acquiring additional shares of Common Stock of its own volition and not seeking additional seats on the Board beyond the two currently held.

On October 25, 2007, the Issuer’s Board voted to terminate the 2004 Standstill Agreement and the Issuer and members of the Group entered into a termination agreement, a copy of which is attached as Exhibit 9 to the Seventh Amendment. Mr. Stilwell and Mr. Schneider remain on the Board.

CUSIP No. 028884104	SCHEDULE 13D	Page 16 of 29

Members of the Group have reserved their right to exercise their shareholder rights. Such reserved rights include, in the future, without limitation, the rights to: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board and ways to maximize shareholder value; and/or (b) solicit proxies or written consents from other shareholders of the Issuer with respect to additional Board representation or other proposals for shareholder action.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 17 other publicly traded companies. For simplicity, these affiliates are referred to as the "Group", "we", "us", or "our." In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN"). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron"). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery"). On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and

CUSIP No. 028884104	SCHEDULE 13D	Page 17 of 29

shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB"). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC"). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC's shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to

CUSIP No. 028884104	SCHEDULE 13D	Page 18 of 29

join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase its market price to more adequately reflect its value, we sold our shares on the open market, decreasing our holdings below five percent.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB"). We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP"). Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting. In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders. At the

CUSIP No. 028884104	SCHEDULE 13D	Page 19 of 29

February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action in accordance with the demand described below. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

On May 14, 2008, we made written demand that 87-year-old PBIP director John Judge resign or be removed due to disabling illness which may have progressed to senile dementia. We also demanded that the board take action to stop the directors from seeking to control the vote on the plans, and that each director personally reimburse PBIP for defending the lawsuit. On June 9, 2008, PBIP announced that Mr. Judge had resigned from the board in response to our demand.

On November 7, 2008, we entered into a settlement agreement and an expense agreement with PBIP under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases are not completed by a specified time.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP"). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA"). Nearly 70% of ROMA's shares are held by a mutual holding company (like PBIP) controlled by ROMA's board. In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand

CUSIP No. 028884104	SCHEDULE 13D	Page 20 of 29

the importance of proper capital allocation. Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. ("NECB"). A majority of NECB's shares are held by a mutual holding company (like PBIP and ROMA) controlled by NECB's board. We have presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management's interests to shareholder returns. To date, management has not formally responded.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN"). A majority of WMPN's shares are held by a mutual holding company (like PBIP, ROMA, and NECB) controlled by WMPN's board. We hope to work with management in maximizing shareholder value. On June 26, 2008, we provided a powerpoint presentation to management regarding our views on capital allocation guidelines.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF"). A majority of MLVF's shares are held by a mutual holding company (like PBIP, ROMA, NECB, and WMPN) controlled by MLVF's board. We hope to work with management in maximizing shareholder value. On June 26, 2008, we provided a powerpoint presentation to management regarding our views on capital allocation guidelines.

On November 7, 2008, we filed a Schedule 13D reporting a position in Kingsway Financial Services Inc. ("KFS"). We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholders meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats on the board. On January 29, 2009, we again requisitioned a special shareholders meeting, but dropped our requisition after one KFS director resigned and KFS reached an agreement with us that three additional legacy directors will not stand for reelection at its upcoming annual general meeting of shareholders. We oppose any capital raise by KFS. We believe management needs to reduce expense levels. We strongly oppose the acquisition by KFS of other companies or businesses at this time. We intend to exercise our shareholder rights to whatever degree necessary in order to achieve our goals.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG"). We hope to meet with FSFG management to discuss ways to maximize shareholder value.

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc., of Pennsylvania ("ALLB"). A majority of ALLB's shares are held by a mutual holding company (like PBIP, ROMA, NECB, WMPN and MLVF) controlled by ALLB's board. We hope to work with management in maximizing shareholder value.

CUSIP No. 028884104	SCHEDULE 13D	Page 21 of 29

Except as noted in this Eighth Amendment, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Eighth Amendment are calculated based upon the number of outstanding shares of Common Stock, 8,745,282, reported as the number of outstanding shares as of February 28, 2009, in the Issuer's annual report on Form 10-K for the year ended December 31, 2008. All purchases and sales of shares of Common Stock reported herein were made in open-market transactions.

(A) Stilwell Value Partners II

(a) Aggregate number of shares beneficially owned: 968,976
Percentage: 11.1%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 968,976
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 968,976

(c) Stilwell Value Partners II has not engaged in any transactions in shares of Common Stock in the last 60 days.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B) Stilwell Value Partners V

(a) Aggregate number of shares beneficially owned: 968,976
Percentage: 11.1%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 968,976
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 968,976

(c) Stilwell Value Partners V has not engaged in any transactions in shares of Common Stock in the last 60 days.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners V, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners V, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners V. Therefore, Joseph Stilwell is deemed to share voting

CUSIP No. 028884104	SCHEDULE 13D	Page 22 of 29

and disposition power with Stilwell Value Partners V with regard to those shares of Common Stock.

(C) Stilwell Associates

(a) Aggregate number of shares beneficially owned: 968,976

Percentage: 11.1%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 968,976
3. Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 968,976

(c) Stilwell Associates sold 5,000 shares of Common Stock on April 2, 2009, at a price of $41.64 per share, or a total of $208,200.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D) Stilwell Partners

(a) Aggregate number of shares beneficially owned: 968,976

Percentage: 11.1%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 968,976
3. Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 968,976

(c) Stilwell Partners has not engaged in any transactions in shares of Common Stock in the last 60 days.

(d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(E) Stilwell Offshore Ltd.

(a)	Aggregate number of shares beneficially owned: 968,976

Percentage: 11.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 968,976

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 968,976

(c)     Stilwell Offshore holds 5,000 shares of Common Stock which it purchased on April 2, 2009, at a price of $41.64 per share, or a total of $208,200.

CUSIP No. 028884104	SCHEDULE 13D	Page 23 of 29

(d)     Because he is a director of Stilwell Offshore and is the managing and sole member of Stilwell Management, which is the manager of Stilwell Offshore pursuant to a managing agreement, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore, including the voting and disposition of shares of Common Stock held in the name of Stilwell Offshore. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Offshore with regard to those shares of Common Stock.

(F) Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 968,976
Percentage: 11.1%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 968,976
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 968,976
(c) Stilwell Value LLC has made no purchases of shares of Common Stock.

(d) Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

(G) Stilwell Management LLC

(a)	Aggregate number of shares beneficially owned: 968,976
Percentage: 11.1%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 968,976
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 968,976

(c)	Stilwell Management has made no purchases of shares of Common Stock.

(d)     Because he is the managing and sole member of Stilwell Management, Joseph Stilwell has the power to direct the affairs of Stilwell Offshore. Stilwell Management is the manager of Stilwell Offshore under a managing agreement. Therefore, Stilwell Management may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Offshore.

(H)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 968,976
Percentage: 11.1%
(b)	1.	Sole power to vote or to direct vote: 0

CUSIP No. 028884104	SCHEDULE 13D	Page 24 of 29

2.	Shared power to vote or to direct vote: 968,976
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 968,976

(c) Joseph Stilwell has not engaged in any transactions in shares of Common Stock since the filing of the Third Amendment.

(I)	Spencer L. Schneider
(a) Aggregate number of shares beneficially owned: 869
Percentage: 0.0%
(b) 1.	Sole power to vote or to direct vote: 869
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 869
4.	Shared power to dispose or to direct disposition: 0

(c) Mr. Schneider has not engaged in any transactions in shares of Common Stock in the last 60 days.

(J)	John Stilwell
(a) Aggregate number of shares beneficially owned: 3,300
Percentage: 0.04%
(b)	1.	Sole power to vote or to direct vote: 3,300
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 3,300
4.	Shared power to dispose or to direct disposition: 0

(c) John Stilwell has not engaged in any transactions of Common Stock since the filing of the Second Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Amended Joint Filing Agreement filed as Exhibit 10 to this Eighth Amendment, the agreement filed as Exhibit 7 to the Second Amendment, and as otherwise described below and in Item 4 above regarding the 2004 Standstill Agreement filed as Exhibit 8 to the Fifth Amendment and the Termination of Standstill Agreement filed as Exhibit 9 to the Seventh Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates, and Joseph Stilwell, in his capacity as managing and sole member of Stilwell Value LLC and Stilwell Management and general partner of Stilwell Partners, as described in this Eighth Amendment, are entitled to an allocation of a portion of profits. Stilwell Value Partners II and Stilwell Value Partners V have agreed to indemnify Mr. Schneider for all costs and expenses arising out of or related to his nomination for election as a director of the Issuer.

CUSIP No. 028884104	SCHEDULE 13D	Page 25 of 29

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit No.	Description
--	-----------
1	Joint Filing Agreement*
2	Powers of Attorney*
3	Standstill Agreement*
4	Agreements with Mr. Schneider and Mr. Padrick*
5	Amended Joint Filing Agreement**
6	Power of Attorney of John Stilwell**
7	Amended Nominee Agreement**
8	2004 Standstill Agreement***
9	Termination of Standstill Agreement****
10	Amended Joint Filing Agreement, dated April 6, 2009

*	Filed with Original Schedule 13D filed November 25, 2002
**	Filed with the Second Amendment on August 6, 2004
***	Filed with the Fifth Amendment on November 12, 2004

**** Filed with the Seventh Amendment on November 1, 2007

CUSIP No. 028884104	SCHEDULE 13D	Page 26 of 29

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	April 6, 2009

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE PARTNERS V, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL PARTNERS, L.P.

/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

CUSIP No. 028884104	SCHEDULE 13D	Page 27 of 29

STILWELL OFFSHORE LTD.

By:		STILWELL MANAGEMENT LLC
Manager

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

STILWELL MANAGEMENT LLC

/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

SPENCER L. SCHNEIDER

/s/ Spencer L. Schneider
Spencer L. Schneider

JOHN STILWELL

/s/ John Stilwell
John Stilwell

CUSIP No. 33621E109	SCHEDULE 13D	Page 28 of 29

EXHIBIT 10

AMENDED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, no par value, of the Issuer and further agree that this Amended Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Amended Joint Filing Agreement this 6th day of April, 2009.

STILWELL VALUE PARTNERS II, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE PARTNERS V, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL PARTNERS, L.P.

/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

CUSIP No. 33621E109	SCHEDULE 13D	Page 29 of 29

STILWELL OFFSHORE LTD.

By:		STILWELL MANAGEMENT LLC
Manager

/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

STILWELL MANAGEMENT LLC

/s/ Joseph Stilwell
By:		Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

SPENCER L. SCHNEIDER

/s/ Spencer L. Schneider
Spencer L. Schneider

JOHN STILWELL

/s/ John Stilwell
John Stilwell